510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

Date: 29/08/2008

To: All Canadian Securities Regulatory Authorities

Subject: TERYL RESOURCES CORP

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	24/09/2008
Record Date for Voting (if applicable) :	24/09/2008
Meeting Date :	29/10/2008
11111 Horseshoe Way
Meeting Location (if available) :
Richmond, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	88156K102	CA88156K1021

Sincerely,

Computershare Trust Company of Canada /
 Computershare Investor Services Inc.

Agent for TERYL RESOURCES CORP